Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
March 31, 2018(1)
(millions of dollars)
Operating revenues	$4,013
Operating expenses:
Wholesale transmission service	943
Operation and maintenance	762
Depreciation and amortization	733
Provision in lieu of income taxes	254
Taxes other than amounts related to income taxes	475
Total operating expenses	3,167
Operating income	846
Other income and (deductions) - net	(67)
Nonoperating provision (benefit) in lieu of income taxes	(1)
Interest expense and related charges	345
Net income	$435

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(1) As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1 to Financial Statements.